METALLA ROYALTY & STREAMING LTD

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2018

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of Metalla Royalty & Streaming Ltd. (the “Company”) for the six months ended November 30, 2018 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed interim consolidated financial statements have not been reviewed by the Company’s external auditors.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	November 30	May 31
	2018	2018
ASSETS
Current assets
Cash	$2,284,166	$4,817,357
Trade receivables and other (Note 3)	305,878	380,421
Total current assets	2,590,044	5,197,778
Non-current assets
Royalty and stream interests (Note 4)	39,464,676	17,030,963
Investment in Silverback (Note 5)	2,453,772	2,412,873
Total non-current assets	41,918,448	19,443,836
TOTAL ASSETS	$44,508,492	$24,641,614

LIABILITIES AND EQUITY LIABILITIES
Current liabilities
Trade and other payables (Note 6)	$1,009,342	$357,006
Loans payable (Note 7)	2,320,203	178,980
Total current liabilities	3,329,545	535,986
Non-current liabilities
Loans payable (Note 7)	4,189,430	8,652,673
Deferred income tax liabilities	280,895	197,314
Total non-current liabilities	4,470,325	8,849,987
Total liabilities	7,799,870	9,385,973
EQUITY
Share capital (Note 9)	57,664,870	35,859,181
Reserves	7,636,230	6,424,470
Deficit	(28,592,478)	(27,028,010)
Total equity	36,708,623	15,255,641
TOTAL LIABILITIES AND EQUITY	$44,508,492	$24,641,614

Commitments (Note 13)
Events after the reporting date (Note 14)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2019.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30	November 30	November 30	November 30
	2018	2017	2018	2017
Revenue from stream interest	$1,623,140	$3,066,670	$5,523,441	$3,738,748
Cost of sales	(513,610)	(1,257,103)	(2,105,793)	(1,520,932)
Depletion on stream interest (Note 4)	(530,632)	(1,523,121)	(1,717,305)	(1,848,129)
Gross profit	578,898	286,446	1,700,343	369,687
Investor relations	(99,842)	(149,178)	(156,431)	(284,063)
Management and directors' fees (Note 10)	(185,896)	(86,286)	(499,000)	(196,150)
Office and administrative expenses	(82,818)	(71,789)	(170,221)	(147,576)
Professional fees	(54,873)	(82,618)	(161,050)	(148,986)
Share-based payments (Note 9)	(214,056)	-	(493,513)	(624,429)
Transfer agent and filing fees	(54,997)	(17,618)	(69,946)	(40,398)
Travel and related expenses	(40,959)	-	(60,412)	(3,847)
Income (loss) from operations	(154,543)	(121,043)	89,770	(1,075,762)
Share of net income of Silverback (Note 5)	19,018	75,144	40,156	159,696
Interest expense (Note 7)	(94,451)	(106,729)	(198,781)	(141,727)
Foreign exchange loss	(124,629)	(201,330)	(206,521)	(290,383)
Income (loss) before income taxes	(354,605)	(353,958)	(275,376)	(1,348,176)
Current income tax expense (Note 8)	(94,137)	(228,822)	(450,022)	(262,593)
Deferred income tax (expense) recovery (Note 8)	(48,206)	142,675	(83,581)	156,978
Net loss	$(496,948)	$(440,105)	$(808,979)	$(1,453,791)

Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	$149,626	$165,863	241,334	229,697
Other comprehensive loss	149,626	165,863	241,334	229,697
Total comprehensive loss	$(347,322)	$(274,242)	$(567,645)	$(1,224,094)

Earnings (loss) per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.04)
Weighted average number of shares outstanding - basic and diluted	92,698,885	73,168,849	85,968,564	39,353,229

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Six months	Six months
	ended	ended
	November 30	November 30
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(808,979)	$(1,453,791)
Items not affecting cash:
Share of net income of Silverback	(40,156)	(159,696)
Depletion on stream interest	1,717,305	1,848,129
Interest expense	198,781	141,727
Share-based payments	493,513	624,429
Deferred income tax expense (recovery)	83,581	(156,978)
Unrealized foreign exchange effect	251,585	(263,212)
	1,895,630	580,608
Net change in non-cash working capital items (Note 11)	378,496	251,661
Net cash provided by operating activities	2,274,126	832,269

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests (Note 4)	(7,992,651)	(602,900)
Cash held by ValGold on acquisition (Note 4)	588,533	-
Recoveries from royalty and stream interests (Note 4)	105,273	-
Net cash used in investing activities	(7,298,845)	(602,900)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options	-	138,000
Exercise of share purchase warrants	1,199,916	952,500
Dividend paid	(755,488)	-
Proceeds from loans payable, net	2,229,786	-
Interest paid	(218,481)	(15,067)
Net cash provided by financing activities	2,455,733	1,075,433

Effect of exchange rate changes on cash	35,795	(4,740)

Change in cash	(2,533,191)	1,300,062
Cash, beginning of period	4,817,357	1,216,650
Cash, end of period	$2,284,166	$2,516,712

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2017	56,885,215	$25,551,508	$6,110,780	$(24,091,976)	$7,570,312
Acquisition of royalty interests	14,546,597	7,855,161	-	-	7,855,161
Exercise of stock options	566,666	360,367	(222,367)	-	138,000
Exercise of share purchase and finder's warrants	2,116,667	1,218,934	(266,434)	-	952,500
Share-based payments	-	-	624,429	-	624,429
Foreign currency translation adjustment	-	-	229,697	-	229,697
Loss for the period	-	-	-	(1,453,791)	(1,453,791)
Balance as at November 30, 2017	74,115,145	$34,985,970	$6,476,105	$(25,545,767)	$15,916,308

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2018	75,437,979	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641
Acquisition of royalty interests	19,783,003	15,527,342	830,810	-	16,358,152
Conversion on loan payable	5,928,703	4,624,389	-	-	4,624,389
Exercise of share purchase and finder's warrants	2,559,919	1,541,778	(341,862)	-	1,199,916
Share-based payments	-	-	381,333	-	381,333
Restricted share units vested	142,000	112,180	-	-	112,180
Warrants issued for loans payable (Note 7)	-	-	100,145	-	100,145
Foreign currency translation adjustment	-	-	241,334	-	241,334
Dividend paid	-	-	-	(755,488)	(755,488)
Loss for the period	-	-	-	(808,979)	(808,979)
Balance as at November 30, 2018	103,851,604	$57,664,870	$7,636,230	$(28,592,477)	$36,708,624

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

1.	NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. In November 2016, Metalla completed a share consolidation and became a precious metals royalty and streaming company, who is engaged in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $28,590,281 as at November 30, 2018 (May 31, 2018 - $27,028,010) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company’s ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance and cash flows from operating activities will be sufficient to fund the operations of the Company for fiscal 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2018.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended May 31, 2018, except for those noted below. The Company’s interim results are not necessarily indicative of its results for a full year.

Accounting standards adopted during the period

Revenue recognition

Effective June 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at June 1, 2018. The details of the accounting policy changes are described below.

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities. For the Company’s royalty and stream interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the related property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting standards adopted during the period (cont’d…)

Revenue recognition (cont’d…)

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Under the terms of certain royalty and stream agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective June 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). Prior periods were not restated, and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 12, there were no quantitative impacts from adoption. The details of the accounting policy changes are described below.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Accounting standards adopted during the period (cont’d…)

Financial instruments (cont’d…)

•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost. The Company completed an assessment of its financial instruments as at June 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Financial assets
Cash	Loans and receivables	Amortized costs
Receviables from provisional sales	FVTPL	FVTPL
Financial liabilities
Trade payable and accrued liabilities	Loans and receivables	Amortized costs
Loan payable	Loans and receivables	Amortized costs

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. For its trade receivables from provisional sales, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade receivables from provisional sales.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

3.	TRADE RECEIVABLES AND OTHER

	November 30	May 31
	2018	2018
Trade receivables	$80,838	$217,054
GST recoverable	111,369	35,648
Prepaid expenses and deposits	113,671	127,719
	$305,878	$380,421

As at November 30 and May 31, 2018, the Company did not have any trade receivables that were past due. The Company’s allowance for doubtful accounts at November 30 and May 31, 2018 was $Nil.

4.	ROYALTY AND STREAM INTERESTS

	Coeur		Other
	stream and	Santa	royalty
	royalty interests	Gertrudis	interests	Total
As at May 31, 2018	$12,489,778	$-	$4,541,185	$17,030,963
ValGold acquisitions	-	-	8,351,113	8,351,113
Santa Gertrudis acquisitons	-	15,759,540	-	15,759,540
Depletion and recoveries	(1,822,578)	-	-	(1,822,578)
Currency translation adjustments	145,638	-	-	145,638
As at August 31, 2018	$10,812,838	$15,759,540	$12,892,298	$39,464,676

Historical costs	$16,219,981	$15,759,540	$12,892,298	$44,871,819
Accumulated depletion	$(5,407,143)	$-	$-	$(5,407,143)

Santa Gertrudis acquisitions

In November 2018, the Company entered into a purchase and sale agreement to acquire a 2.0% net smelter return (“NSR”) royalty payable by Agnico Eagle Mines Limited (“Agnico”) on the Santa Gertrudis gold property in Sonora, Mexico from GoGold Resources Inc. (“GoGold”) for $15,759,540 or US$12,000,000. The Company paid US$6,000,000 in cash and GoGold exercised its right to take US$6,000,000 of the purchase price in 10,123,077 common shares of the Company (valued at $0.78 per share on November 7, 2018).

ValGold acquisitions

In July 2018, the Company completed its plan of arrangement to acquire all outstanding common shares of ValGold Resources Ltd. (“ValGold”), who two NSR royalties and an exploration and evaluation project. Under the terms of arrangement, shareholders of ValGold received 0.1667 common shares of the Company for each ValGold common share held (the “Exchange Ratio”). On the closing date:

•	the Company issued 9,659,973 common shares (valued at $0.78 per share on August 31, 2018) in exchange for common shares and in-the-money stock options of ValGold; and
•	share purchase warrants of ValGold outstanding remained exercisable to acquire up to 2,616,831 common shares of the Company at $0.60 (Note 9).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

4.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…) ValGold acquisitions (cont’d…) The purchase price allocation for the ValGold acquisitions is as follow:

Considerations paid:
Common shares issued	$7,631,342
Reserve for ValGold shrea purchase warrants	830,810
Acquisition costs	129,111
8,591,263
Net asset acquired:
Cash	$588,533
Trade receivables and other	39,673
ValGold royalty interests	8,351,113
Trade and other payables	(388,056)
$8,591,263

The share purchase warrants of ValGold outstanding on the closing date remained exercisable for common shares of the Company at $0.60 per share until October 6, 2019 (Note 9). The fair value of these share purchase was estimated at $0.32 per share or $830,810 using the Black-Scholes option pricing model with assumptions as follows: risk-free interest rate of 2.07%, expected dividend yield of 0.57% quarterly, expected stock price volatility of 73%, expected life of 1.1 years, and forfeiture rate of 0%. The Company acquired the following non-current assets:

Garrison Project NSR

A 2.0% NSR royalty payable by Osisko Mining Inc. (“Osisko”) on the claims for (a) the Garrcon and Jonpol properties and (b) the eastern portion of the 903 Zone within its wholly-owned Garrison Project, which consists of a portfolio of properties spanning along the Destor-Porcupine Fault Zone in Ontario, Canada.

Los Platos Project NSR

A 1.5% NSR royalty payable a private party on the Los Platos exploration project located in Venezuela, which ValGold sold in July 2018 for a retained royalty interest.

Tower Mountain Project

The Tower Mountain Project located in Ontario, Canada is wholly-owned by ValGold, who has completed an Independent Mineral Resource Estimation report in February 2006 indicating inferred resource of 151,000 ounces in a bulk tonnage model within 7,150,000 tonnes at an average grade of 0.66 grams per tonne gold. The Company intends to sell this project and retain a royalty interest on the sale.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

5.	INVESTMENT IN SILVERBACK

The Company, through its wholly-owned subsidiary, holds 15% interest in Silverback Ltd. (“Silverback”), who is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Lukia Gold Mine (“NLGM”) silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given terms of the shareholders’ agreement governing the policies over operations and distributions to shareholders, the Company’s judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

	November 30	May 31
As at	2018	2018
Opening balance	$2,412,873	$2,558,528
Income in Silverback for the period/year	40,156	168,778
Distribution	-	(314,433)
Ending balance	$2,453,029	$2,412,873

Summarized financial information for the six months ended November 30, 2018 and 2017 of Silverback is as follow:

	Six months	Six months
	ended	ended
	November 30	November 30
Denominated in US dollars	2018	2017
Current assets	$1,149,835	$1,007,810
Non-current assets	3,736,995	-
Total assets	4,886,830	1,007,810
Total liabilities	(120,000)	(40,000)
Revenue from stream interest	749,372	1,007,810
Depletion	(504,335)	-
Net income and comprehensive income for the period	$205,037	$837,718

6.	TRADE AND OTHER PAYABLES

	November 30	May 31
	2018	2018
Trade payables and accrued liabilities	$584,567	$333,705
GST and income taxes payable	424,775	23,301
Current portion of loan payable (Note 7)	2,320,203	178,980
	$3,329,545	$535,986

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

7.	LOANS PAYABLE

	November 30	May 31
	2018	2018
Opening balance	$8,831,653	$15,067
Additions	2,298,748	8,332,041
Inducements	(169,107)	-
Interest expense	198,781	356,798
Repayments	(218,481)	(188,762)
Settlements	(4,624,389)	-
Currency translation adjustments	192,428	316,509
Ending balance	6,509,633	8,831,653
Less: current portion	2,320,203	178,980
Long term portion	$4,189,430	$8,652,673

In November 2018, the Company entered into three loan arrangements for aggregate proceeds of $2,298,748 or US$1,750,000, which has a stated rate of 5% per annum and a term of one year. As an inducement, the Company provided the lenders in aggregate an origination discount of $68,962 or US$52,500 and 525,000 share purchase warrants exercisable at $0.85 per share for two years, valued at $100,145.

In July 2017, the Company entered into a convertible debenture agreement for $8,332,041 or US$6,677,476 with Coeur Mining, Inc. (“Coeur”), in connection with the acquisition of certain royalty and stream interests from Coeur, which has a stated rate of 5% per annum payable every six months and a term of ten years. The principal balance of the convertible debenture will automatically be converted into common shares of the Company at the time of future equity financings or future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. During the six months ended November 30, 2018, the Company issued 5,928,703 (2017 - Nil) common shares, valued at $0.78 or $4,624,389 (2017 - $Nil), on conversion of the debenture owed to Coeur. As at November 30, 2018, the Company owed $4,330,046 (May 31, 2018 - $8,831,653), which included the accrued interest expense.

8.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	November 30	November 30
For the six months ended	2018	2017
Income (loss) before income taxes	$(275,376)	$(1,348,176)
Canadian federal and provincial income tax rates	27.00%	26.50%
Expected income tax expense (recovery) at statutory income tax rate	(74,352)	(357,267)
Difference between Canadian and foreign tax rate	(3,341)	(29,992)
Permanent differences	180,220	151,916
Changes in unrecognized deferred tax assets	560,539	340,957
Total income tax expense	$663,066	$105,614

Current income tax expense	$450,022	$262,593
Deferred income tax expense (recovery)	$213,045	$(156,979)

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

9.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value. As at November 30, 2018, 16,051,780 (May 31, 2018 - Nil) common shares were subject to holding periods expiring on March 8, 2019.

Issued share capital

During the six months ended November 30, 2018, the Company issued 28,413,625 (2017 - 17,229,930) common shares pursuant to the acquisitions of royalty interests, conversion on loan payable, vesting of RSUs, and exercise of share purchase warrants.

Stock options

The continuity of stock options for the six months ended November 30, 2018 are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	November 30
Expiry date	price	2018	Granted	Exercised	Cancelled	2018
Feb 28, 2019	0.36	100,000	-	-	-	100,000
Jul 15, 2021	0.21	1,333,334	-	-	-	1,333,334
Nov 15, 2021	0.30	100,000	-	-	-	100,000
Nov 30, 2021	0.33	466,667	-	-	-	466,667
Mar 06, 2022	0.58	412,500	-	-	-	412,500
Jul 31, 2022	0.54	1,825,000	-	-	-	1,825,000
Mar 01, 2023	0.64	1,500,000	-	-	-	1,500,000
Sep 18, 2023	0.73	-	1,550,000	-	-	1,550,000
Outstanding		5,737,501	1,550,000	-	-	7,287,501
Weighted average exercise price		$0.47	$0.73	$-	$-	$0.52

As at November 30, 2018, 4,737,501 (May 31, 2018 - 4,237,501) stock options outstanding were exercisable and the weighted average remaining life of the stock options outstanding was 3.72 (May 31, 2018 - 3.92) years.

Restricted share units

During the six months ended November 30, 2018, the Company issued 142,000 (2017 - Nil) RSUs to directors and officers of the Company. For the fair value method for share-based payments, the Company determined the fair value of the RSUs issued to be $112,180 or $0.58 per share (2017 - $Nil or $Nil).

Share-based payments

During the six months ended November 30, 2018, the Company granted 1,550,000 (2017 - 1,900,000) stock options to employees, directors, officers, and consultants of the Company. In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $381,333 (2017 - $624,429) with offsetting credit to reserve for the six months ended November 30, 2018.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

9.	SHARE CAPITAL (cont’d…)

Share-based payments (cont’d…)

The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	November 30	November 30
Weighted average:	2018	2017
Risk free interest rate	2.25%	1.65%
Expected dividend yield	0.62%	0.00%
Expected stock price volatility	68%	74%
Expected life in years	5	5
Forfeiture rate	0%	0%

Warrants

The continuity of share purchase warrants and finder’s warrants for the six months ended November 30, 2018 are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	November 30
Expiry date	price	2018	Issued	Exercised	Cancelled	2018
Nov 30, 2018 $	0.45	2,170,817	-	(1,906,650)	(264,167)	-
Feb 28, 2019(1)	0.75	150,000	-	-	-	150,000
Mar 02, 2019(1)	0.75	2,934,018	-	-	-	2,934,018
Mar 29, 2019(1)	0.75	200,000	-	-	-	200,000
Mar 31, 2019(1)	0.75	489,500	-	-	-	489,500
Apr 07, 2019(1)	0.75	125,000	-	-	-	125,000
May 31, 2019	0.75	1,000,000	-	-	-	1,000,000
Oct 06, 2019	0.60	-	2,616,825	(319,936)	-	2,296,889
Nov 08, 2020	0.85	-	525,000	-	-	525,000
Aug 11, 2021	0.45	383,333	-	-	-	383,333
Aug 30, 2021	0.45	83,333	-	-	-	83,333
Sep 19, 2021	0.45	333,333	-	(333,333)	-	-
Total		7,869,334	3,141,825	(2,559,919)	(264,167)	8,187,073
Weighted average exercise price		$0.64	$0.64	$0.47	$0.45	$0.70

(1)Expiry may be accelerated, if closing price of the Company's common shares is $1.00 or greater for ten consecutive trading days

As at November 30, 2018, the weighted average remaining life of the share purchase warrants outstanding is 0.71 (May 31, 2018 - 0.98) years.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Six months ended November 30, 2018	or fees	payments	Total
Management	$323,268	$201,572	$524,840
Directors	80,183	223,214	303,397
	$403,451	$424,787	$828,238

	Salary	Share-based
Six months ended November 30, 2017	or fees	payments	Total
Management	$169,331	$345,078	$514,409
Directors	25,000	279,351	304,351
	$194,331	$624,429	$818,760

As at November 30, 2018, the Company had $22,095 (May 31, 2018 - $70,833) due to directors and management related to expense reimbursements, which have been included in accounts payable and accrued liabilities.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Net change in non-cash working capital items

	Six months	Six months
	ended	ended
	November 30	November 30
	2018	2017
Trade receivables and other	$114,216	$376,519
Trade and other payables	264,280	(124,858)
Net change in non-cash working capital items	$378,496	$251,661

Significant non-cash investing and financing activities

During the six months ended November 30, 2018, the Company:

a)	issued 10,123,077 common shares, valued at $7,896,000, for the acquisition of the Santa Gertrudis NSR (Note 4);
b)

issued 9,659,926 common shares and reserved 2,616,825 common shares for outstanding share purchase warrants of ValGold with an aggregate value of $8,462,152, for net assets acquired form ValGold (Note 4);

c)	provided loan inducements of $169,107 in cash and share purchase warrants (Note 7); and
d)	reallocated $341,862 from reserves for 2,559,919 share purchase warrants exercised.

During the six months ended November 30, 2017, the Company:

a)	issued 14,546,597 common shares and a convertible debenture, with an aggregate value of $16,187,203, for net assets acquired form Coeur Mining Inc.;
b)	reallocated $1,035,820 of deferred acquisition costs to the royalty interest acquired from Matamec Exploration Inc. on the closing of the transaction;
c)	reallocated $222,367 from reserves for 566,666 stock options exercised; and
d)	reallocated $266,434 from reserves for 2,116,667 share purchase warrants exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

12.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	November 30	May 31
	2018	2018
Financial assets
Amortized cost:
Cash	$2,284,166	$4,817,357
Fair value through profit or loss:
Receivables from provisional sales	80,838	217,054
	$2,365,004	$5,034,411
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$584,567	$333,705
Loans payable	6,509,633	8,831,653
	$7,094,200	$9,165,358

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at November 30, 2018, the Company’s financial instruments measured at fair value are as follows:

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

12.	FINANCIAL INSTRUMENTS (cont’d…)

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at November 30, 2018 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non–current liability are disclosed in Note 7. All current liabilities are settled within one year.

Currency risk

As at November 30, 2018, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$911,518
Trade receivables and other	75,349
Trade and other payables	(354,171)
Loans payable	(4,895,185)
Net exposure	$(4,262,489)

Canadian dollar equivalent	$(5,668,271)

Based on the above net exposure, as at November 30, 2018, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $57,000 in the Company’s pre-tax income or loss.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018 AND 2017

13.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 4).

14.	EVENTS AFTER THE REPORTING DATE Subsequent to November 30, 2018, the Company:

a)

entered into a definitive agreement to acquire a 1.5% NSR royalty for US$1,500,000 in cash from Patagonia Gold S.A. (“Patagonia Gold”). This NSR royalty is in connection with certain mining rights located on the Cap-Oeste Sur East property (the "COSE Property") located in the province of Santa Cruz, Argentina and includes a net smelter return on all products mined or otherwise recovered from the COSE Property, which is a gold and silver project that is 100%-owned by Minera Triton Argentina S.A., a wholly-owned subsidiary of Pan American Silver Corp. This agreement also includes a ROFR in favour of Metalla to acquire a future NSR royalty that may be granted by, or received by, the Patagonia Gold (or its affiliate) on its Cap-Oeste mine;

b)

entered into an additional loan arrangement for US$250,000, which has a stated rate of 5% per annum and a term of one year. As an inducement, the Company provided the lenders in aggregate an origination discount of US$7,500 and 75,000 share purchase warrants exercisable at $0.85 per share for two years;

c)	issued 72,000 RSUs to directors and officers of the Company;

d)

completed a brokered private placement for $6,781,131 by issuing 8,693,758 units at $0.78 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $1.17 per share for two years, subject to acceleration if the share price is at or above $1.50 per share for ten consecutive trading days. In connection with this brokered financing, the Company had agreed to pay a cash fee of $344,186 and issue 441,240 finder’s warrants exercisable at $0.78 per share for two years;

e)	acquired a 1.0% NSR royalty for $315,000 in cash on the Dufferin East project located in Nova Scotia, Canada, which is operated by Resource Capital Gold Corp.; and

f)	issued 2,562,700 common shares, valued at $1,998,906, on conversion of debenture owed to Coeur (Note 7).